UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá D.C., March 22, 2019

EARNINGS DISTRIBUTION PROPOSAL

Avianca Holdings S.A.’s shareholders’ meeting, in the ordinary meeting held on March 22, 2019, approved by majority vote of the shareholders present at the meeting the following earnings distribution proposal:

•	At the close of fiscal year 2018, Avianca Holdings S.A. recorded a net profit of US$1.1 million.
•	From earnings of the period ended December 31, 2018 and retained earnings of previous periods, the Company proposes to distribute:

o

COP$50 per share to shareholders of preferred stock of the Company, representing three hundred forty million five hundred seven thousand nine hundred seventeen (340,507,917) outstanding preferred shares of the Company, which is equivalent to a total dividend of seventeen thousand twenty five million three hundred ninety five thousand eight hundred fifty Colombian pesos (COP$17,025,395,850). Declared dividends will be paid in three (3) installments in the amounts below on the following dates:

◾	COP$16 per share, on May 24, 2019.
◾	COP$16 per share, on August 23, 2019.
◾	COP$18 per share, on September 20, 2019.

o

COP$46 per share for ordinary shareholders, representing six hundred sixty million eight hundred thousand three (660,800,003) ordinary shares in circulation of the Company, which is equivalent to a total dividend of thirty thousand three hundred and ninety six million eight hundred thousand one hundred thirty eight Colombian pesos (COP$30,396,800,138). Declared dividends will be paid in three (3) installments in the amounts below on the following dates:

◾	COP$3 per share, on May 24, 2019.
◾	COP$3 per share, on August 23, 2019.
◾	COP$40 per share, on September 20, 2019.

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) is comprised of the following airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Avianca Perú S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

+571 587 77 00 – 2474, 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel